Barclays PLC	1

Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation and indebtedness on a consolidated basis, in accordance with IFRS, as at
30 September 2026.

As at 30.09.26
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	13,379

£m
Group equity
Called up share capital and share premium	4,171
Other equity instruments	13,275
Other reserves	(1,070)
Retained earnings	60,724
Total equity excluding non-controlling interests	77,100
Non-controlling interests	454
Total equity	77,554
Group indebtedness
Subordinated liabilities	10,638
Debt securities in issue at amortised cost	119,085
Debt securities in issue designated at fair value	98,572
Total indebtedness	228,295
Total capitalisation and indebtedness	305,849
As at 30 September 2026, Barclays Group had total contingent liabilities and commitments of £459.3bn (including guarantees of
£16.6bn).
As at 30 September 2026, £15.8bn of Barclays Group indebtedness was secured.